Exhibit 99.7

TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of the Appointment of a Director
(other than a corporation) or of an Individual Serving on Behalf of a Corporation that is a Director
Regulation 34(b) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	Surname and first name:	Beck, Iris

	Name in English as appearing in her passport:	Iris Beck

	Type of identification number	I.D. card number

	I.D. number:	022194674

	Citizenship:	Private individual with Israeli citizenship

2.	Date of birth:	20/11/1965

3.	Address for the service of process:	11 Ha-rimon St., P.O.B. 2008,
Zichron Yaakov 30900 Israel

4.	Appointed to the offices of:	Director

5.	Previous function in the company prior to the appointment:	None.

6.	Date incumbency began:	01/7/2008

7.	Education:

Degree	Field	Name of academic institution
B.A.	Economics	Haifa University
M.B.A.	Marketing and Business Administration	Bar-Ilan University

8.	Principal occupations during the last five years:

Position held	Workplace	Duration of that position
V.P., Marketing and Contents	Partner Communications Ltd.	5 years
Consultant, Special Affairs	Partner Communications Ltd.	6 months

9.	The director is not holding office as a director in another corporation.

10.	The director is not an employee of the corporation, of a subsidiary or of a related company of the corporation or of an interested party therein.

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11.	Thedirector is not a relative of another interested party in the corporation.

12.	The director does not hold shares and convertible securities of the corporation, of a subsidiary or of a related company.

13.	The director is a member of the following Board Committees: Remunerations Committee, the Directors’Appointment Committee.

14.	Does the company deem the director to possess financial and accounting expertise? No.

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TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of the Appointment of a Director
(other than a corporation) or of an Individual Serving on Behalf of a Corporation that is a Director
Regulation 34(b) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	Surname and first name:	Ben Dov, Ilan

	Name in English as appearing in his passport:	Ilan Ben Dov

	Type of identification number	I.D. card number

	I.D. number:	0054676168

	Citizenship:	Private individual with Israeli citizenship

2.	Date of birth:	16/01/1957

3.	Address for the service of process:	48 Ben Zion Galis St., Segula Industrial Zone Petach Tikva, Israel 49277

4.	Appointed to the offices of:	Chairman of the Board of Directors

5.	Previous function in the company prior to the appointment:	None.

6.	Date incumbency began:	01/7/2008

7.	Education:

Degree	Field	Name of academic institution
Other	High-school education

8.	Principal occupations during the last five years:

Position held	Workplace	Duration of that position
Chairman of the Board and Joint C.E.O.	Suny Electronics Ltd.	15 years
Chairman of the Board	Tao Tsuot Ltd.	3 years

9.	The director is holding office as a director in another corporation.

Suny Electronics Ltd., Tao Tsuot Ltd. Tapuz Anashim Ltd., director in subsidiaries of Suny Electronics Ltd., Ben Dov Holdings Ltd., Ben Dov Holdings and Management, Harmonia (Ben Dov) Ltd., Derech HaLotus Ltd., Refuat HaLotus Ltd., I. Ben Dov Investments Ltd., Darban Investments.

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10.	The director is an employee of the corporation, of a subsidiary or of a related company of the corporation or of an interested party therein.

He holds the offices of Chairman of the Board and Joint C.E.O. of Suny Electronics Ltd., holds the office of Chairman of the Board of Tao Tsuot Ltd., holds the office of director in subsidiaries of Suny Electronics, holds the office of director in Tapuz Anashim Ltd., holds the office of director in Ben Dov Holdings Ltd., holds the office of director in Ben Dov Holdings and Management, holds the office of director in Harmonia (Ben Dov) Ltd., holds the office of director of Darban Investments.

11.	Thedirector is not a relative of another interested party in the corporation.

12.	The director holds shares and convertible securities of the corporation, of a subsidiary or of a related company.

He holds 117,062 ordinary shares of the Company, constituting about 0.3% of the Company’s share capital (fully diluted).

13.	The director is not a member of a Board committee or committees.

14.	Does the company deem the director to possess financial and accounting expertise? No.

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TRANSLATION FROM THE ORIGINAL HEBREW

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report of the Appointment of a Director
(other than a corporation) or of an Individual Serving on Behalf of a Corporation that is a Director
Regulation 34(b) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970

1.	Surname and first name:	Finegold Yehiel

	Name in English as appearingc in his passport:	Yechiel Finegold

	Type of identification number	I.D. card number

	I.D. number:	008388944

	Citizenship:	Private individual with Israeli citizenship

2.	Date of birth:	10/03/1948

3.	Address for the service of process:	6 Neurim St., Kfar Saba, Israel

4.	Appointed to the offices of:	Director

5.	Previous function in the company prior to the appointment:	None.

6.	Date incumbency began:	01/7/2008

7.	Education:

Degree	Field	Name of academic institution
B.A.	Economics, Business Administration	Bar-Ilan University

8.	Principal occupations during the last five years:

Position held	Workplace	Duration of that position
Internal Auditor	Eden Springs Ltd.	9 months
Deputy C.E.O. and C.F.O.	Suny Electronics Ltd.	7 years

9.	The director is holding office as a director in another corporation.

Suny Electronics Ltd.

10.	The director is not an employee of the corporation, of a subsidiary or of a related company of the corporation or of an interested party therein.

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11.	The director is not a relative of another interested party in the corporation.

12.	The director does not hold shares and convertible securities of the corporation, of a subsidiary or of a related company.

13.	The director is a member of the following Board Committees: Audit Committee.

14.	Does the company deem the resigning director to possess financial and accounting expertise? Yes.

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